SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month March, 2014

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Cidade de Deus, Osasco, SP, March 10, 2014

To

New York Stock Exchange, Inc.

New York, NY

Dear Sirs,

Banco Bradesco S.A. informs its shareholders, clients and the market in general that all the matters examined at the Special and Annual Shareholders’ Meetings held cumulatively on this date, at 4 p.m., were approved as follows:

•      at the Special Shareholders’ Meeting:

1.    the Board of Directors’ proposal to partially amend the Bylaws, in the “caput” of Article 12, reducing to 3 the minimum number of members for the position of Officer, adapting it to the current organizational structure of the Company.

•      at the Annual Shareholders’ Meeting:

2.    the financial statements related to the fiscal year ended on December 31, 2013, after they have acknowledged the Management and Independent Auditors’ Reports, the Fiscal Council’s Opinion, and the Summary of the Audit Committee’s Report;

3.    the Board of Directors’ proposal to:

a)    allocate the net income of the fiscal year ended on December 31, 2013, in the amount of R$12,011,027,779.20, as follows: R$600,551,388.96 to the “Profit Reserves – Legal Reserve” account; R$7,332,568,882.35 to the “Profit Reserves – Statutory Reserve” account; and R$4,077,907,507.89 for the payment of interest on shareholders’ equity and dividends, already paid;

b)   ratification of the mentioned amount of interest on shareholders’ equity and dividends paid in advance, taking into account that a payment of interest on shareholders’ equity/dividends related to the year 2013 was not proposed to the Shareholders’ Meeting;

4.    the reelection of the Board of Directors’ Members, Messrs. Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Ms. Denise Aguiar Alvarez, and Messrs. Luiz Carlos Trabuco Cappi, Carlos Alberto Rodrigues Guilherme and Milton Matsumoto; and election of Mr. José Alcidez Munhoz;

5.    the election of the Fiscal Council’s members, Messrs. Nelson Lopes de Oliveira, João Carlos de Oliveira, José Maria Soares Nunes, Domingos Aparecido Maia and Luiz Carlos de Freitas - Sitting Members; Jorge Tadeu Pinto de Figueiredo, Renaud Roberto Teixeira, Nilson Pinhal, João Batistela Biazon and Oswaldo de Moura Silveira - Deputy Members;

6.    the establishment of the individual monthly compensation, in the amount of R$12,000.00, to the Sitting Members of the Fiscal Council.

7.    Board of Directors’ proposal to establish the amount for the Management compensation (fixed fees and eventual variable compensation) for the fiscal year 2014, in the annual global amount of up to R$250,000,000.00, and to support the Management’s Open Complementary Pension Plan, in the amount of up to R$250,000,000.00.

Cordially,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   March 11, 2014

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and Investor Relations Officer